Via Edgar

July 27, 2020

Erin Purnell
U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Lionheart Acquisition Corp.

Draft Registration Statement on Form S-1

Submitted February 13, 2020

CIK No. 0001802450

Dear Ms. Purnell:

On behalf of our client, Lionheart Acquisition Corp. (the “Company”), we hereby provide a response to the comments issued in a letter dated June 8, 2020 (the “Staff’s Letter”) regarding Amendment 2 to the Company’s draft Registration Statement on Form S-1 (the “Registration Statement”). Contemporaneously, we are submitting an amended Registration Statement via Edgar (the “Amended S-1”).

In order to facilitate the review by the Commission’s staff (the “Staff”) of the Amended S-1, we have responded, on behalf of the Company, to the comments set forth in the Staff’s Letter on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraph in the Staff’s Letter.

Amendment 2 to Draft Registration Statement on Form S-1 Submitted May 29, 2020

Summary Financial Data, page 31

1.	You disclose that you had stockholder's deficit of $1,000 as of March 31, 2020; however, it appears based on your balance sheet on page F-3 that you actually had stockholder's equity of $24,000 as of March 31, 2020. Please revise.

Response: The disclosure on page 31 of the Amended S-1 has been revised in accordance with the Staff’s comments.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 70

2.	You disclose that you had a net loss of $1,000 for the three months ended March 31, 2020; however, per your income statement on page F-4, you actually had a net loss of $0. Please revise.

Response: The disclosure on page 70 of the Amended S-1 has been revised in accordance with the Staff’s comments.

Please call me at 212 407-4866 if you would like additional information with respect to any of the foregoing. Thank you.

Sincerely,

/s/ Giovanni Caruso

Giovanni Caruso
Partner